Exhibit 99(a) Energy Future Intermediate Holding Company LLC Adjusted EBITDA Reconciliation (millions of dollars)

	Year Ended December 31,
	2011	2010
Net income	$417	$213
Income tax expense (benefit)	73	(42)
Interest expense and related charges	348	315
EBITDA	$838	$486
Oncor Holdings distributions	116	169
Interest income	(552)	(209)
Equity in earnings of unconsolidated subsidiary (net of tax)	(286)	(277)
Adjusted EBITDA per Incurrence Covenant	$116	$169
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,523	1,354
Adjusted EBITDA per Restricted Payments Covenant	$1,639	$1,523